EXHIBIT 4.3

CONSENT OF ROBERT D. HENDERSON

March 19, 2010

I, Robert D. Henderson, am named and identified as a “qualified person” in connection with the mineral reserve and resource estimates (except for the Fruta del Norte deposit) in the Annual Information Form for the year ended December 31, 2008 (the “AIF”) and the Annual Report on Form 40-F for the year ended December 31, 2008 (the “Form 40-F”) and have prepared a report entitled “Kinross Gold Corporation, Fruta del Norte Project, Ecuador, NI 43-101 Technical Report”, dated January 28, 2010 (the “Technical Report”).

I hereby consent to the use of my name and to the inclusion or incorporation by reference of the information contained in the AIF and the Form 40-F and derived from the Technical Report into this Registration Statement on Form F-8 and any amendments thereto.

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Sincerely,

/s/ ROBERT D. HENDERSON
Robert D. Henderson